Exhibit 99.1

IAMGOLD Successfully Closes Transaction with Sumitomo Metal Mining for the Development of Côté Gold

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TSX: IMG
NYSE: IAG

TORONTO, June 20, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has completed the sale of 30% of its interest in the Côté Gold Project to a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. ("Sumitomo") for $195 million, as previously announced on June 5, 2017.

On closing, IAMGOLD received $100 million in cash, with the remaining $95 million payable on the earlier of 18 months following closing, or the date of public filing of a feasibility study with respect to the Côté Gold Project. With the completion of this transaction, the Company's liquidity now exceeds $1 billion.

"Closing a transaction that has unlocked the hidden value of Côté Gold is tremendously exciting," said Steve Letwin, President and CEO of IAMGOLD. "In Sumitomo, we have a partner with a common interest in both advancing the development of Côté and in potentially pursuing future opportunities."

In connection with the sale, IAMGOLD and Sumitomo have entered into a joint venture with respect to the Côté Gold Project, IAMGOLD having 70% and Sumitomo having 30% of the total participating interests in the joint venture.

Advisors
In connection with this transaction, RCI Capital Group acted as financial advisor and originator of the buy side on behalf of IAMGOLD, Fasken Martineau acted as legal counsel to IAMGOLD, and DLA Piper (Canada) acted as legal counsel to Sumitomo.

About Sumitomo Metal Mining Co., Ltd.
Sumitomo Metal Mining Co., Ltd. is a Japan based company with approximately $7.3 billion in revenue in fiscal year ending March 31, 2017. The Company is primarily focused on the development and mining of non-ferrous metals, and produces and markets copper, gold, nickel, and other precious metals. Sumitomo Metal Mining is listed on the Tokyo Stock Exchange (5713).

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future opportunities, expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/20/c2204.html

%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:23e 20-JUN-17